Exhibit 99.1
NEWS RELEASE
For further information contact
Richard Preckel, 636-733-1600
MAVERICK TUBE CORPORATION REPORTS SECOND QUARTER RESULTS
ST. LOUIS, August 1, 2006 – Maverick Tube Corporation (NYSE:MVK) announced today its results for the quarter ended June 30, 2006. The Company reported net income for the second quarter of $53.7 million, or $1.30 per diluted share, compared to net income for the same quarter last year of $38.7 million, or $0.89 per diluted share, and net income of $70.9 million, or $1.80 per diluted share, for the first quarter 2006. Net revenues were $484.0 million for the quarter ended June 30, 2006, up from net revenues of $400.6 million for the second quarter 2005. Net revenues were down from $543.1 million for the first quarter 2006 due primarily to the typical seasonal slowdown in Canada.
Earnings for the second quarter of 2006 were positively impacted by an adjustment to income tax reserves and were negatively impacted by a purchase price accounting adjustment relating to the TuboCaribe acquisition and by expenses related to the proposed merger with Tenaris. These items resulted in a net benefit to earnings in the quarter of approximately $0.04 per diluted share. Earnings for the second quarter of 2005 included a gain on the sale of Maverick’s hollow structural sections (HSS) business of $0.26 per diluted share partially offset by a loss from discontinued operations of $0.03 per diluted share.
Second quarter 2006 energy products net revenues increased 28.4% to $410.4 million from $319.6 million in the second quarter 2005, but declined 11.9% from $465.6 million in the first quarter 2006. Drilling activity in the U.S., measured by the average Baker Hughes Incorporated active rig count, increased in the second quarter 2006 compared to the first quarter 2006 by 7.4%. Drilling activity in Canada declined by 57.6% due to typical Spring thaw and the resulting impediments to moving drilling rigs to new locations. Drilling activity increased sequentially in the rest of the world by 1.9%. The 11.9% decrease in net revenues of energy products over last quarter is attributable to a 10.2% decline in tons shipped, again due to the seasonal slowdown in Canada. Average energy products selling prices declined by 1.8% primarily due to lower levels of Canadian sales and the timing of previously announced price increases.
Second quarter 2006 electrical products net revenues were $73.5 million compared to $81.1 million in the second quarter 2005 and $77.4 million in the first quarter of 2006. The 5.0% decrease in net revenues from the first quarter 2006 is attributable to a 10.9% decrease in volume, to about 55,960 tons, partially offset by higher selling prices.
Maverick’s operating margin was 16.1% in the second quarter 2006 compared to 11.2% in the second quarter 2005 and 20.6% in the first quarter 2006. The decline from first quarter 2006 is attributable to a higher percentage of resale products and higher steel costs, lower sales of Canadian products and additional expenses related to the proposed merger with Tenaris and the purchase price accounting adjustment related to the May 2005 TuboCaribe acquisition.
Maverick’s net debt to total capitalization improved to 37.7% at June 30, 2006 compared to 39.0% at March 31, 2006. Earnings before interest, taxes, depreciation and amortization

(“EBITDA”) were $89.0 million in the second quarter 2006 compared to $52.8 million in the second quarter 2005 and $121.2 million in the first quarter 2006.
C. Robert Bunch, the Company’s Chairman, President and Chief Executive Officer, said, “Our second quarter results reflect continuing strength in the energy markets, with the annual Spring breakup affecting our Canadian business. While all of our businesses performed well, Maverick Tubular Products, our U.S. OCTG and line pipe business, reported record shipments and net revenues this quarter. Pricing has begun to improve in our electrical products segment and, except for some costs related to our proposed merger and other items, S,G&A expenses remain within our target range.”
Mr. Bunch continued, “We are working towards closing our proposed merger with Tenaris. We continue to believe that a closing late in the third quarter or early in the fourth quarter is realistic, but depends principally on the timing of regulatory approvals.”
Maverick Tube Corporation is a St. Louis, Missouri based manufacturer of tubular products in the energy industry for exploration, production, and transmission, as well as industrial tubing products (steel electrical conduit, standard pipe, pipe piling, and mechanical tubing) used in various applications.
Forward-Looking Statements
This news release contains forward-looking information that is based on assumptions that are subject to numerous business risks, many of which are beyond the control of Maverick. Furthermore, statements about the expected timing, completion and effects of the proposed merger and all other statements in this filing other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. Maverick may not be able to complete the proposed merger because of a number of factors, including the failure of Maverick’s stockholders to approve the merger, the failure to obtain regulatory approvals or the failure to satisfy other closing conditions. Factors that may affect the business or financial results of Maverick include those described under “Risk Factors” and elsewhere in Maverick’s Form 10-K for its year ended December 31, 2005, as amended. Maverick assumes no obligation to update any forecast or forward-looking statements included in this document, except as required by law.
Additional Information and Where to Find It
In connection with the solicitation of proxies by Maverick with respect to the meeting of its stockholders to be called with respect to the proposed merger, Maverick filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) on June 30, 2006. Maverick will also file a definitive proxy statement and other relevant documents with the SEC in connection with the proposed transaction, and will furnish the definitive proxy statement to stockholders of Maverick. BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED MERGER, STOCKHOLDERS OF MAVERICK ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT IS FINALIZED AND DISTRIBUTED TO STOCKHOLDERS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free-of-charge copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s web site at http://www.sec.gov. Stockholders will also be able to obtain a free-of-charge copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Maverick Tube Corporation, 16401 Swingley Ridge Road, Suite 700, Chesterfield, Missouri 63107, Attention: Joyce M. Schuldt, Telephone: 636-733-1600, or from Maverick’s website, www.mavericktube.com.
Participants in the Solicitation
Maverick and certain of its directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from its stockholders in connection with the proposed merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation is set forth in Maverick’s proxy statement relating to the proposed merger described above.

Maverick Tube Corporation
Selected Consolidated Financial Data
for the Quarter and Six Months Ended June 30, 2006
(In Thousands,except Rig Count, Per Share Data and Sales Volumes)
(Unaudited)

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Net revenues	$483,979	$400,643	$1,027,039	$811,446
Cost of goods sold	379,109	334,160	786,278	675,780

Gross profit	104,870	66,483	240,761	135,666

Selling, general and administrative	24,859	19,098	46,141	36,023
Sales commissions	1,948	2,490	4,456	5,068

Income from operations	78,063	44,895	190,164	94,575

Interest expense	5,058	3,573	9,727	5,799

Income from continuing operations before income taxes	73,005	41,322	180,437	88,776

Provision for income taxes	19,733	12,428	56,211	28,086

Income from continuing operations	53,272	28,894	124,226	60,690

Income (loss) from discontinued operations (net of tax)	379	(1,417)	432	(1,998)
Gain (loss) on sale of PCD business (net of tax)	20	—	(89)	—
Gain on sale of HSS business, net of tax expense of $6,439	—	11,201	—	11,201

Net income	$53,671	$38,678	$124,569	$69,893

Diluted earnings per share:
Income from continuing operations	$1.30	$0.67	$3.09	$1.40
Income from discontinued operations	0.01	0.23	0.01	0.21

Net income	$1.30	$0.89	$3.10	$1.61

Average shares deemed outstanding	41,155,189	43,320,078	40,238,009	43,404,479

Other Data:
Depreciation and amortization	$10,970	$7,858	$20,074	$14,602
Capital expenditures	10,624	16,731	30,282	29,653

	Quarter Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Reconciliation of Net Income to EBITDA
Net income	$53,671	$38,678	$124,569	$69,893
Discontinued operations	(399)	(9,784)	(343)	(9,203)
Provision for income taxes	19,733	12,428	56,211	28,086
Interest expense	5,058	3,573	9,727	5,799
Depreciation and amortization	10,970	7,858	20,074	14,602

EBITDA	$89,033	$52,753	$210,238	$109,177

Note: EBITDA is considered a non-GAAP financial measurement. Management uses EBITDA because it believes it is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and that this measurement may be used by investors to make informed investment decisions.

	June 30,	December 31,	June 30,
	2006	2005	2005

Balance Sheet Data:
Working capital	$485,198	$308,011	$481,297
Cash and cash equivalents	76,496	23,071	9,436
Property, plant and equipment, net of accumulated depreciation	304,190	307,289	254,832
Goodwill and intangibles	226,104	218,647	236,095
Total assets	1,429,043	1,239,290	1,192,601
Current maturities of long-term debt (1)	179,311	187,902	44,152
Long-term revolving credit facility	70,000	25,483	151,027
Convertible debt, at 4.0%, due June 2033 (1)	—	—	120,000
Convertible debt, at 1.875%, due November 2025	250,000	250,000	—
Other long-term debt (less current maturities)	180	1,704	2,278
Stockholders’ equity	700,452	566,856	670,219

(1)	In the fourth quarter of 2005, the $120 million, 4.0%, convertible debt was classified to current debt due to the ability of the holders to exercise their conversion rights.

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Average U.S. rig count (2)	1,632	1,336	1,576	1,308
Average Canadian rig count (2)	282	241	474	381
Average U.S. & Canadian workover rigs (2)	2,159	1,755	2,196	1,893
Average Latin America rig count (2)	329	326	321	319
Average International rig count (2)	913	916	904	896

(2)	Source: Baker Hughes Incorporated

Net Revenues and Gross Profit by Product Segment

	2006
	March 31		June 30		September 30		December 31		Year-to-date
		% of		% of		% of		% of		% of
	$	Total	$	Total	$	Total	$	Total	$	Total

Energy Products
Net Revenues	465,638	85.7%	410,443	84.8%	—		—		876,081	85.3%
Gross Profit	124,027	91.3%	97,287	92.8%	—		—		221,314	91.9%

Electrical Products
Net Revenues	77,422	14.3%	73,536	15.2%	—		—		150,958	14.7%
Gross Profit	11,864	8.7%	7,583	7.2%	—		—		19,447	8.1%

Total Company
Net Revenues	543,060	100.0%	483,979	100.0%	—		—		1,027,039	100.0%
Gross Profit	135,891	100.0%	104,870	100.0%	—		—		240,761	100.0%

	2005
	March 31		June 30		September 30		December 31		Year-to-date
		% of		% of		% of		% of		% of
	$	Total	$	Total	$	Total	$	Total	$	Total

Energy Products
Net Revenues	333,588	81.2%	319,581	79.8%	399,516	81.7%	409,687	84.5%	1,462,372	81.9%
Gross Profit	49,108	71.0%	50,444	75.9%	69,275	80.1%	112,256	87.2%	281,083	80.1%

Electrical Products
Net Revenues	77,215	18.8%	81,062	20.2%	89,621	18.3%	74,963	15.5%	322,861	18.1%
Gross Profit	20,075	29.0%	16,039	24.1%	17,247	19.9%	16,539	12.8%	69,900	19.9%

Total Company
Net Revenues	410,803	100.0%	400,643	100.0%	489,137	100.0%	484,650	100.0%	1,785,233	100.0%
Gross Profit	69,183	100.0%	66,483	100.0%	86,522	100.0%	128,795	100.0%	350,983	100.0%

Net Revenues by Geographic Area

	2006
	March 31		June 30		September 30		December 31		Year-to-date
		% of		% of		% of		% of		% of
	$	Total	$	Total	$	Total	$	Total	$	Total

United States	293,843	54.1%	335,889	69.4%	—		—		629,732	61.3%
Canada	201,019	37.0%	111,697	23.1%	—		—		312,716	30.4%
Latin America and Other	48,198	8.9%	36,393	7.5%	—		—		84,591	8.2%

Total Company	543,060	100.0%	483,979	100.0%	—		—		1,027,039	100.0%

	2005
	March 31		June 30		September 30		December 31		Year-to-date
		% of		% of		% of		% of		% of
	$	Total	$	Total	$	Total	$	Total	$	Total

United States	258,954	63.0%	286,708	71.6%	291,711	59.6%	278,745	57.5%	1,116,118	62.5%
Canada	137,964	33.6%	90,605	22.6%	131,505	26.9%	168,851	34.8%	528,925	29.6%
Latin America and Other	13,885	3.4%	23,330	5.8%	65,921	13.5%	37,054	7.6%	140,190	7.9%

Total Company	410,803	100.0%	400,643	100.0%	489,137	100.0%	484,650	100.0%	1,785,233	100.0%

Note: Net revenue is attributable to the destination to which the product is shipped by Maverick. This attribution method differs from the Geographic Information disclosure in the Segment Information footnote of the Company’s December 31, 2005 Form 10-K.

Sales Volume by Product Line
(Short Tons)

	2006
	March 31		June 30		September 30		December 31		Year-to-date
		% of		% of		% of		% of		% of
	Tons	Total	Tons	Total	Tons	Total	Tons	Total	Tons	Total

OCTG	231,534	59.7%	211,854	60.9%	—		—		443,388	60.3%
Line Pipe	87,392	22.5%	74,872	21.5%	—		—		162,264	22.1%
Coiled	5,989	1.5%	4,947	1.4%	—		—		10,936	1.5%

Total — Energy Products	324,915	83.8%	291,673	83.9%	—		—		616,588	83.9%
Total — Electrical Products	62,796	16.2%	55,960	16.1%	—		—		118,756	16.1%

Total Company	387,711	100.0%	347,633	100.0%	—		—		735,344	100.0%

	2005
	March 31		June 30		September 30		December 31		Year-to-date
		% of		% of		% of		% of		% of
	Tons	Total	Tons	Total	Tons	Total	Tons	Total	Tons	Total

OCTG	172,702	59.6%	174,248	61.2%	215,901	59.2%	215,364	63.0%	778,215	60.7%
Line Pipe	61,027	21.0%	46,798	16.4%	79,167	21.7%	65,464	19.1%	252,456	19.7%
Coiled	7,867	2.7%	7,850	2.8%	5,332	1.5%	5,132	1.5%	26,181	2.0%

Total — Energy Products	241,596	83.3%	228,896	80.4%	300,400	82.3%	285,960	83.6%	1,056,852	82.5%
Total — Electrical Products	48,330	16.7%	55,708	19.6%	64,601	17.7%	56,150	16.4%	224,789	17.5%

Total Company	289,926	100.0%	284,604	100.0%	365,001	100.0%	342,110	100.0%	1,281,641	100.0%